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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
              (Amendment No. 2 to Amendment No. 18 on Schedule 13G)

                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    928703107
                                    ---------
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                              Troutman Sanders, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP No. 928703107                    13D                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jerome Shaw
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        OO (See Item 3)
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             516,133
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,345,936
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        516,133
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      3,345,936

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,862,069
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 928703107                    13D                     Page 3 of 5 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

      As more fully described in Item 4 hereof, Jerome Shaw and three co-trustees are fiduciaries for the trusts described in Item 4. The shares whose transfer created the obligation to file this Schedule 13D/A were transferred from The William Shaw Annuity Trust (the "Trust") into the trusts described in
Item 4. All of such trusts were created for estate planning purposes by William Shaw (the "Grantor"). These shares were personally held by the Grantor since the organization of Volt Information Sciences, Inc., a New York corporation (the "Issuer"), until the creation of the Trust. No funds or other consideration were borrowed or otherwise obtained for the purposes of acquiring these shares in order to place them into their respective trusts.

Item 4.           Purpose of Transaction.

      On August 17, 2005 the Trust terminated and an aggregate of 657,331 shares of Common Stock held by the Trust were distributed as follows: 328,665 shares into a trust for the benefit of Linda Shaw (the "Linda Trust") and 328,666 shares into a trust for the benefit of Deborah Shaw Sevy (the "Deborah Trust"). Four trustees were appointed as fiduciaries for each trust: Lloyd Frank, Jerome Shaw, Linda Shaw and Deborah Shaw Sevy. Jerome Shaw is the brother of the Grantor and Deborah Shaw Sevy and Linda Shaw are the daughters of the Grantor. Lloyd Frank is a director of the Issuer. Except as has been publicly announced, there are no plans or proposals which Jerome Shaw may have which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

      (a) and (b) As of August 17, 2005, Jerome Shaw may be deemed to be the "beneficial owner" (as set forth in Rule 13d -3 under the Exchange Act) of 3,862,069 shares of Common Stock presently outstanding, of which 2,699,486 shares are directly beneficially owned by him, and

CUSIP No. 928703107                    13D                     Page 4 of 5 Pages

1,162,583 shares are indirectly beneficially owned, constituting in the aggregate approximately 25.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2005 to be outstanding as of September 1, 2005). The number of shares as to which Jerome Shaw has:

     sole power to vote or to direct the vote is                        516,133*

     shared power to vote or direct the vote is                       3,345,936

     sole power to dispose or to direct the disposition of is          516,133*

     shared power to dispose or to direct the disposition of is        3,345,936

      * The aggregate of ESOP and Plan (as such terms are defined below) share ownership has been rounded to the nearest whole number.

     Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, included are 45,000 shares which are not actually outstanding, but which are issuable upon exercise of an option held by Jerome Shaw, which is presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" above. Also included are (i) 2,870.2573 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at July 31, 2005, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan features of the Plan, (ii) 21,231.6433 shares held for the undersigned under the Savings Plan feature of the Plan as at July 31, 2005, (iii) 2,183,353 shares owned by the undersigned and his wife as trustees of a revocable trust for their benefit or as community property, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time), (iv) an aggregate of 447,031 shares owned by the undersigned as trustee under two trusts, one for the undersigned's benefit and the other for the benefit of one of his children (the reporting of the shares held as trustee for the benefit of one of his children is not an admission of beneficial ownership of such 233,435 shares, (v) 201,250 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 201,250 shares), (vi) an aggregate of 294,502 shares owned by the undersigned, Michael Shaw, Steven Shaw and Lloyd Frank as trustees for the undersigned's children (as to which the undersigned and the other trustees may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 294,502 shares) and
(vii) 9,500 shares held in a family foundation (the reporting of which shares is not an admission of beneficial ownership of such 9,500 shares).

      Jerome Shaw also shares the power to vote or to direct the vote or to dispose or to direct the disposition of the 657,331 shares in the Linda Trust and the Deborah Trust with Lloyd Frank, an individual and a citizen of the United States who is Of Counsel to Troutman Sanders LLP, counsel

CUSIP No. 928703107                    13D                     Page 5 of 5 Pages

to the Issuer, and a director of the Issuer with an address at 405 Lexington Avenue, New York, New York 10174, Linda Shaw, an individual and a citizen of the United States who is a psychologist with an address at 215 Sandy Pond Road, Lincoln, MA 01773, and Deborah Shaw Sevy, an individual and a citizen of the United States who is a psychologist with an address at 2908 Maple Avenue, Manhattan Beach, CA 90266. Linda Shaw's husband is a director of the Issuer. To the knowledge of Jerome Shaw, none of Lloyd Frank, Linda Shaw or Deborah Shaw Sevy has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      In addition, 6,750 shares of Common Stock are beneficially owned by the undersigned's wife as to which shares the undersigned disclaims beneficial ownership.

       (d) The beneficiaries under the Deborah Trust and Linda Trust are entitled to receive the proceeds from the sale of the shares of Common Stock owned by such trusts. Of these beneficiaries, Linda Shaw may be deemed to beneficially own 5.2% of the Common Stock presently outstanding as of August 17, 2005, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act.

      (c) and (e) Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.


                                          /s/ Jerome Shaw
                                          --------------------------------------
                                          JEROME SHAW


DATED: January __, 2006